Playa Hotels & Resorts N.V.

Prins Bernhardplein 200

1097 JB Amsterdam, the Netherlands

July 8, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Playa Hotels & Resorts N.V.
Registration Statement on Form S-3 (File No. 333-239611)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Playa Hotels & Resorts N.V. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-239611) filed with the Securities and Exchange Commission (the “Commission”) on July 1, 2020, as may be amended (the “Registration Statement”), be accelerated so that the Company’s Registration Statement will become effective at 4:30 p.m. Eastern Time on July 10, 2020, or as soon thereafter as is practicable.

In connection with this request, the Company acknowledges to the Commission that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby confirms that it is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Company requests that it be notified of such effectiveness by a telephone call to Michael E. McTiernan of Hogan Lovells US LLP at (202) 637-5684.

Playa Hotels & Resorts N.V.

By:	/s/ Ryan Hymel
Name: Ryan Hymel
Title: Chief Financial Officer